

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758

>   **Re: Virtuix Holdings Inc.**
>   **Amendment No. 4 to**
>   **Offering Statement on Form 1-A**
>   **Filed November 27, 2020**
>   **File No. 024-11309**

Dear Mr. Goetgeluk:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

Amendment No. 4 to Form 1-A

General

1.   We note on the powerpoint presentation on the SeedInvest website that your gross margin for the year ended March 31, 2020 was approximately 50%; however, your gross margin is disclosed in your offering memorandum as approximately 23%. Please advise or revise.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine

Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson